SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

           Under the Securities Exchange Act of 1934 (Amendment No. 1)

                               AVESIS INCORPORATED
                               -------------------
                                (Name of issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    053650107
                                    ---------
                                 (CUSIP Number)

                    William R. Cohen, GoLightly Candy Company
              35 Hillside Avenue, Hillside, NJ 07205 (201) 926-2300

                                 with copies to:

                     Joel H. Alperstein, Avesis Incorporated
                 3724 N. Third St., Suite 300, Phoenix, AZ 85012
                                 (602) 241-3400
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                 August 11, 1998
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                        (Continued on following page(s))


                                Page 1 of 5 Pages

CUSIP No. 053650107                                            Page 2 of 5 Pages
          ---------
--------------------------------------------------------------------------------
1        NAME OF REPORTING  PERSONS SS. OR I.R.S.  IDENTIFICATION  NOS. OF ABOVE
         PERSON
         William R. Cohen
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a)   [x]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
    Number of          7     SOLE VOTING POWER
      Shares                 266,637
   Beneficially     ------------------------------------------------------------
     Owned by          8     SHARED VOTING POWER
       Each
    Reporting       ------------------------------------------------------------
      Person           9     SOLE DISPOSITIVE POWER
       With                  266,637
                    ------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         266,637
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Statement relates to Common Stock of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 3724 North Third Street, Suite 300, Phoenix, Arizona 85012.

Item 2.  Identity and Background.

         This statement is being filed by:

         (a)      William R. Cohen

         (b) Filing person's address: GoLightly Candy Company 35 Hillside Avenue, Hillside, NJ 07205

         (c) Mr. Cohen is the Chairman of GoLightly Candy Company. Mr. Cohen is Co-Chairman of the Board of Directors of the Issuer and has served on the Board since April 1986.

         (d)      During the last five  years,  the  filing  person has not been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) During the last five years, the filing person has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Cohen is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     On August 11, 1998, Mr. Cohen exercised stock purchase options for 100,000 shares of the Issuer's Common Stock, at an exercise price of $0.26 per option. The total funds expended, $26,000, were personal funds of Mr. Cohen.

                                Page 3 of 5 Pages

Item 4.  Purpose of Transaction.

         All of the Issuer's shares held by Mr. Cohen are held for investment purposes only. Except as described above and that Mr. Cohen is a Director of the Issuer, he has no present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although he may from time to time in the future acquire or sell shares of Common Stock or securities convertible into Common Stock. At present, Mr. Cohen contemplates that such additional shares, if any, would also be purchased for investment purposes only.

Item 5.  Interest In Securities of the Issuer.

         (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by Mr. Cohen is 266,637 and 3.5%, respectively.

         (b) See Items 7 through 10 on the Cover Pages of this Schedule 13D.

         (c) Mr. Cohen effected the following transaction since 60 days prior to the date of the event which requires filing of this statement:

         (i) On August 11, 1998, Mr. Cohen exercised stock purchase options for 100,000 shares of the Issuer's Common Stock, at an exercise price of $0.26 per option.

         (d) Not applicable.

         (e) On August 11, 1998, Mr. Cohen ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         None

                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         September 14, 1998
         ------------------



                                             /s/ William R. Cohen
                                             -----------------------------------
                                             William R. Cohen


                                Page 5 of 5 Pages